Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Announcement of China Southern Airlines Company Limited on Resignation of Senior Management” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Chen Wei Hua and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

27 December 2023

As at the date of this announcement, the directors include Ma Xu Lun and Han Wen Sheng and Luo Lai Jun as executive directors; and Pansy Catilina Chiu King Ho, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive directors.

Stock Code: 600029	Stock Short Name: China South Air	Notice No.: Lin 2023-068

ANNOUNCEMENT OF CHINA SOUTHERN AIRLINES COMPANY

LIMITED ON RESIGNATION OF SENIOR MANAGEMENT

The board (the “Board”) of directors (the “Directors”) of the Company and all its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omissions, and accept legal responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

On 27 December 2023, China Southern Airlines Company Limited (the “Company”) held the eighteenth meeting of the ninth session of the Board. The number of Directors supposed to be present for consideration was seven, of which five Directors attended the meeting. Director Han Wen Sheng did not attend the meeting due to business arrangement, and Director Luo Lai Jun was authorized to attend and vote on his behalf. Independent Director Pansy Catilina Chiu King Ho did not attend the meeting due to business arrangement, and independent Director Cai Hong Ping was authorized to attend and vote on her behalf. After deliberation and voting by the Directors present at the Board meeting, the following proposal has been unanimously passed:

Agreed that Mr. Zhu Hai Long ceased to be the Chief Operation Officer of the Company due to retirement.

Mr. Zhu Hai Long confirmed that he has no disagreement with the Board and the Company, and there are no other matters in relation to his resignation that need to be brought to the attention of the shareholders of the Company. The Board would like to express its gratitude to Mr. Zhu Hai Long for his contributions to the development of the Company during his tenure of office of the Chief Operation Officer of the Company.

Opinions of the Independent Directors:

The resignation procedure of Mr. Zhu Hai Long is in compliance with relevant laws, regulations and the articles of association of the Company. We hereby agree the above resolution of the Board.

Independent Directors: Pansy Catilina Chiu King Ho, Gu Hui Zhong, Guo Wei and Cai Hong Ping

The Board of Directors of

China Southern Airlines Company Limited

27 December 2023

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